Exhibit 99.1

BANCO SANTANDER CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of January 31, 2018 The principal balances and results accumulated for the period ending January 2018 (Amounts in millions of Chilean pesos). SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION Principal assets Ch$million Cash and deposits in banks 1,424,422 Interbank loans, net 156,131 Loans and accounts receivables from customers, net 26,934,753 Total investments 3,021,779 Financial derivative contracts 2,508,488 Other asset items 2,523,550 Total assets 36,569,123 Principal liabilities Ch$million Deposits and other demand liabilities 7,735,673 Time deposits and other time liabilities 12,272,496 Financial derivative contracts 2,422,699 Issued debt instruments 7,069,503 Other liabilities items 3,923,786 Total equity 3,144,966 Total liabilities 36,569,123 Equity attributable to: Equity holders of the Bank 3,102,714 Non-controlling interest 42,252 FELIPE CONTRERAS FAJARDO Chief Accounting Officer SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Operational results Ch$million Net interest income 112,383 Net fee and commission income 24,870 Result from financial operations 8,053 Total operating income 145,306 Provision for loan losses (23,628) Support expenses (57,918) Other results (433) Income before tax 63,327 Income tax expense (15,963) Net income for the period 47,364 Attributable to: Equity holders of the Bank 46,931 Non-controlling interest 433 CLAUDIO MELANDRI HINIJOSA Chief Executive Officer Santander

BANCO SANTANDER CHILE Y AFILIADAS INFORMACIÓN FINANCIERA CONSOLIDADA Al 31 de enero de 2018 A continuación se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de enero de 2018 (cifras en millones de pesos). ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO Principales rubros del activo MM$Efectivo y depósitos en bancos 1.424.422 Adeudado por bancos 156.131 Créditos a clientes totales 26.934.753 Inversiones totales 3.021.779 Contratos de derivados financieros 2.508.488 Otros rubros del activo 2.523.550 Total Activos 36.569.123 Principales rubros del pasivo MM$Depósitos y otras obligaciones a la vista 7.735.673 Depósitos y otras captaciones a plazo 12.272.496 Contratos de derivados financieros 2.422.699 Instrumentos de deuda emitidos 7.069.503 Otros rubros del pasivo 3.923.786 Total patrimonio 3.144.966 Total Pasivos 36.569.123 Patrimonio atribuible a: Tenedores patrimoniales del Banco 3.102.714 Interés no controlador 42.252 FELIPE CONTRERAS FAJARDO Gerente de Contabilidad ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO Resultados operacionales MM$Ingreso neto por intereses y reajustes 112.383 Ingreso neto de comisiones 24.870 Resultado de operaciones financieras 8.053 Total ingresos operacionales 145.306 Provisiones por riesgo de crédito (23.628) Gastos de apoyo (57.918) Otros resultados (433) Resultado antes de impuesto 63.327 Impuesto a la renta (15.963) Utilidad consolidada del period 47.364 Resultado atribuible a: Tenedores patrimoniales del Banco 46.931 Interés no controlador 433 CLAUDIO MELANDRI HINIJOSA Gerente General Santander

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF) of Chile. The accounting principles issued by the SBIF are substantially similar to IFRS, but there are some exceptions. The SBIF is the banking industry regulator that according to article 15 of the General Banking Law, establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG and which coincides with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that discrepancies exist between the accounting principles issued by the SBIF (Compendium of Accounting Standards) and IFRS, the Compendium of Accounting Standards will take precedence. Simple Personal Fair

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